UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

COMPASS DIVERSIFIED HOLDINGS
(Name of Issuer)

Shares(1)
(Title of Class of Securities)

20451Q104
(CUSIP Number)

Cora Lee Starzomski, Compass Group Investments, Ltd. Belvedere Building, 69 Pitts Bay Road, Pembroke HM08, Bermuda (441) 400-7716
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(1) Each share (collectively, the “Shares”) represents one undivided interest in the property of Compass Diversified Holdings (the “Trust”) and corresponds to one trust interest of Compass Group Diversified Holdings LLC held by the Trust.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS: CGI Diversified Holdings, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,356,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		6,356,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,356,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	15.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

SCHEDULE 13D
CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS: NAVCO MANAGEMENT, LTD.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,356,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		6,356,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,356,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	15.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

SCHEDULE 13D
CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS: COMPASS GROUP INVESTMENTS, LTD.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,356,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		6,356,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,356,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	15.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

SCHEDULE 13D
CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS: PATH SPIRIT LIMITED

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	England

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,356,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		6,356,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,356,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	15.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

This Amendment No. 6 to Schedule 13D amends Amendment No. 5 filed on March 26, 2009, Amendment No. 4 filed on April 2, 2008, Amendment No. 3 filed on July 3, 2007, Amendment No. 2 filed on May 8, 2007, Amendment No. 1 filed on August 4, 2006 and Schedule 13D filed on May 26, 2006.

ITEM 1. SECURITY AND ISSUER

No amendments to item 1.

ITEM 2. IDENTITY AND BACKGROUND

This Amendment No. 6 to Schedule 13D relates to, and is filed on behalf of, the following Reporting Persons:

•	CGI Diversified Holdings, LP, a Bermuda limited partnership with its principal offices at 69 Pitts Bay Road, Belvedere Building – 4th Floor, Hamilton HM08, Bermuda.

•	Navco Management, Ltd. (“Navco”), a Bermuda exempt company with its principal offices at 69 Pitts Bay Road, Belvedere Building – 4th Floor, Hamilton HM08, Bermuda.

•	Compass Group Investments, Ltd. (“CGI”), a Bermuda exempt company with its principal offices at 69 Pitts Bay Road, Belvedere Building – 4th Floor, Hamilton HM08, Bermuda.

•	Path Spirit Limited (“Path”), an English company limited by guarantee with its principal offices at 10 Norwich Street, London EC4A 1BD, United Kingdom.

CGI Diversified Holdings, LP is owned by Navco, its general partner, and CGI, its sole limited partner, and managed by Navco.

Navco is managed by Thomas K.Y. Hsu, a director, Peter Antturi, a director and Cora Lee Starzomski, a director.

CGI is managed by Thomas K.Y. Hsu, a director and President, Peter Antturi, a director and Vice President and Cora Lee Starzomski, a director and Treasurer.

Navco and CGI are wholly owned by Kattegat Limited, a Bermudian exempt company with its principal offices at Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Kattegat Limited was formed for the purpose of holding and managing the endowed assets of The Kattegat Trust and is wholly owned by The Kattegat Trust. The Kattegat Trust is a Bermudian charitable trust, engaged in the principal business of distributing income for charitable purposes, with its principal offices at 2 Reid Street, Hamilton HM 11, Bermuda. The trustee of The Kattegat Trust is Kattegat Private Trustees (Bermuda) Limited (the “Trustee”), a Bermudian trust company with its principal offices at 2 Reid Street, Hamilton HM 11, Bermuda. Path is the trust protector for The Kattegat Trust. The Trustee is wholly owned by The Lund Purpose Trust, a Bermudian purpose trust with its principal offices at Thistle House, 4 Burnaby Street, Hamilton HM 11, Bermuda, formed for the sole purpose of holding the shares of the Trustee.

The members/directors of Path are Axel Karlshoej, Svend Erik Kjærgaard and Arthur F. Coady.

In the past five years, none of CGI Diversified Holdings, LP, Navco, CGI or Path, nor any of the respective directors and executive officers thereof named above, has been convicted in a criminal proceeding or been a party to any action as a result of which it, he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Thomas K.Y. Hsu is a director of CNC Industries, which is an affiliate of the Expedo Group of Companies that manages a fleet of six vessels and whose address is Bloc A, 5 impasse de la Fontaine, MC 98000 Monaco. Mr. Hsu has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988. Mr. Hsu is a citizen of the United Kingdom.

Cora Lee Starzomski's business address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Ms. Starzomski is a managing director of Kattegat Limited, whose address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Ms. Starzomski is a citizen of Canada.

Peter Antturi's business address is 1688 152nd Avenue, Suite 301, Surrey, B.C., V4A 4N2 Canada. Mr. Antturi is a business advisor and a director of Anglemont Financial Services Ltd. (a provider of administrative and clerical services), whose address is 1688 152nd Avenue, Suite 301, Surrey, B.C., V4A 4N2 Canada. Mr. Antturi is a citizen of Canada.

Axel Karlshoej is the President and a director of Nordic Industries, a California general construction firm whose address is 1437 Furneaux Road, Marysville, California, USA, 95901. Mr. Karlshoej is a citizen of Denmark.

Svend Erik Kjærgaard’s business address is Nylandsvej 23, Vildbjerg 7480, Denmark. Mr. Kjærgaard is the president of Melgaard Farm, a leading producer of pork in Denmark. Mr. Kjærgaard is a citizen of Denmark.

Arthur F. Coady’s business address is Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59214, Nassau, The Bahamas.  Mr. Coady is employed by Concord Equity Inc., an investment and holding company, whose address is Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59214, Nassau, The Bahamas.  Mr. Coady is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended and supplemented by adding the following to the end of the information previously provided:

On April 13, 2010, CGI Diversified Holdings, LP, the beneficial owner of the Shares (the “Beneficial Owner”), caused CGI Magyar Holdings, LLC, the direct owner of the Shares (whose relationship to the Beneficial Owner is described in Item 5, below), to sell 1,300,000 of the Shares as part of a public offering of Shares.  A total of 6,400,000 Shares were offered and sold in the public offering on April 13, 2010, including 5,100,000 Shares newly issued by the Trust and the 1,300,000 Shares sold for the benefit of the Beneficial Owner.

As part of the public offering, the underwriters of the public offering were granted an option to purchase up to an additional 775,000 Shares from the Trust and up to an additional 185,000 Shares from CGI Magyar Holdings, LLC, exercisable in full or in part from time to time within 30 days of April 13, 2010, solely for the purpose of covering overallotments, if any, in connection with the public offering.  On April 20, 2010, the underwriters exercised a portion of their overallotment option and purchased an additional 150,000 Shares from the Trust and an additional 25,000 Shares from CGI Magyar Holdings, LLC.

The price to the public of all the Shares in the public offering was $15.10 per Share.  The proceeds from the sale to the public of all the Shares sold for the benefit of the Beneficial Owner, initially in the public offering and pursuant to the April 20, 2010 exercise of the overallotment option, after deducting the underwriters’ discounts and commissions but before deducting any expenses, were $19,057,144.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is amended and supplemented by adding the following to the end of the information previously provided:

The purpose of the transaction described in Item 3, above, was for the Beneficial Owner to dispose of 1,325,000 of the Shares, all pursuant to the terms described in Item 3, above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

CGI Diversified Holdings, LP is the beneficial owner of 6,356,000 Shares, representing approximately 15.2% of the outstanding Shares.  The Shares are owned directly by CGI Magyar Holdings, LLC, which is owned by The Compass Group International, LLC, CGI Diversified Hungary Kft. and CGI Diversified Holdings, LP.  The Compass Group International, LLC is owned by Compass Group Investments, Ltd.  CGI Diversified Hungary Kft. is wholly owned by CGI Diversified Holdings, LP.  CGI Diversified Holdings, LP is owned by Compass Group Investments, Ltd., its sole limited partner, and Navco Management, Ltd., its general partner.  Compass Group Investments, Ltd. and Navco Management, Ltd. are wholly owned by Kattegat Limited.  Compass Group Investments, Ltd., Navco Management, Ltd., Path Spirit Limited, The Compass Group International, LLC, CGI Diversified Hungary Kft. and CGI Magyar Holdings, LLC disclaim beneficial ownership of the Shares, except to the extent of their pecuniary interest therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

CGI Magyar Holdings, LLC, the direct owner of the Shares (whose relationship to the Beneficial Owner is described in Item 5, above) is party to an underwriting agreement (the “Underwriting Agreement”) dated April 13, 2010 among itself; the Trust; Compass Group Diversified Holdings, LLC; Compass Group Management LLC; and the underwriters of the public offering described in Item 3, above (which underwriters include Morgan Stanley & Co. Incorporated and UBS Securities LLC as joint book-running managers of the public offering, and BB&T Capital Markets, a division of Scott & Stringfellow, LLC; CJS Securities, Inc.; Janney Montgomery Scott LLC; and SunTrust Robinson Humphrey, Inc.), pursuant to which the public offering, including the sale of the Beneficial Owner’s Shares described in Item 3, above, has been conducted.

Pursuant to the Underwriting Agreement, CGI Magyar Holdings, LLC, the Trust and certain other persons have entered into various lock-up arrangements restricting the disposition of such persons’ shares in the Trust for certain periods of time.  Pursuant to these arrangements, CGI Magyar Holdings, LLC may not (subject to certain exceptions), for a period of 90 days from April 13, 2010 (subject to certain possible extensions of such period), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Trust stock or any securities convertible into or exercisable or exchangeable for Trust stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Trust stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Trust stock or such other securities, in cash or otherwise or (3) file any registration statement with the U.S. Securities & Exchange Commission relating to the offering of any shares of Trust stock or any securities convertible into or exercisable or exchangeable for Trust stock.

The Underwriting Agreement contains certain additional, customary terms binding on CGI Magyar Holdings, LLC and the other parties thereto, including certain provisions relating to indemnification and contribution.

A copy of the form of Underwriting Agreement executed by the parties has been publicly filed with the U.S. Securities & Exchange Commission as Exhibit 1.01 to the Current Report of the Trust on Form 8-K filed on April 16, 2010.

Except as described above in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the reporting persons with respect to the securities of the Trust.  None of the subject securities have been pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the subject securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

No amendments to item 7.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 22, 2010	COMPASS GROUP INVESTMENTS, LTD.

/s/ Cora Lee Starzomski, Director

Date: April 22, 2010	CGI DIVERSIFIED HOLDINGS, LP

	By:	Compass Group Investments, Ltd. its sole limited partner
	By:	Navco Management, Ltd., its General Partner

/s/ Cora Lee Starzomski, Director

Date: April 22, 2010	NAVCO MANAGEMENT, LTD.

/s/ Cora Lee Starzomski, Director

Date: April 22, 2010	PATH SPIRIT LIMITED

/s/ Arthur F. Coady, Director